UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Titanium Metals Corporation

(Name of Subject Company (Issuer))

ELIT Acquisition Sub Corp.

(Offeror)

A Wholly Owned Subsidiary of

Precision Castparts Corp.

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

888339 10 8

(CUSIP Number of Class of Securities)

Roger A. Cooke

Senior Vice President, General Counsel and Secretary

PRECISION CASTPARTS CORP.

4650 S.W. Macadam Ave., Suite 400

Portland, OR 97239-4262

(503) 946-4800

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Ruth Beyer, Esq. Jason Brauser, Esq. Stoel Rives LLP 900 SW Fifth Ave, Suite 2600 Portland, OR 97204-1268 (503) 224-3380	Doron Lipshitz, Esq. David Schultz, Esq. O’Melveny & Myers LLP 7 Times Square New York, New York 10036 (212) 326-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$2,888,519,271	$393,994.03

(1)	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 175,061,774 shares of common stock, $0.01 par value per share (the “Shares”), of Titanium Metals Corporation (the “Company”) at a purchase price of $16.50 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes. As of November 12, 2012, 175,061,774 Shares were issued and outstanding.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2013, issued August 31, 2012, by multiplying the transaction value by 0.0001364.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $393,994.03	Filing Party: Precision Castparts Corp. and ELIT Acquisition Sub Corp.
Form or Registration No.: Schedule TO	Date Filed: November 20, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed on November 20, 2012 by (a) ELIT Acquisition Sub Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Precision Castparts Corp., an Oregon corporation (“Parent”), and (b) Parent. This Schedule TO relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Titanium Metals Corporation, a Delaware corporation (the “Company”), at a purchase price of $16.50 per Share, net to the seller in cash, without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 20, 2012 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used in this Amendment No. 1 but not defined herein shall have the respective meaning given to such terms in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 11. Additional Information.

Section 16—“Certain Legal Matters; Regulatory Approvals—Legal Proceedings” of the Offer to Purchase is hereby amended by deleting such section in its entirety and replacing it with the following paragraphs:

“Between November 13, 2012 and November 20, 2012, the Company, members of the Company Board, and Parent were named as defendants in five purported class action lawsuits brought by the Company’s stockholders challenging the proposed transaction, which were filed in the Court of Chancery of the State of Delaware and captioned Ira J. Gaines et al. v. Titanium Metals Corp. et al., Case Number 8029 (which we refer to as the “Gaines Action”); Edith Strom v. Titanium Metals Corp. et al., Case Number 8040 (which we refer to as the “Strom Action”); William Rackliffe v. Titanium Metals Corp. et al., Case Number 8041; Alan Kahn v. Titanium Metals Corp. et al., Case Number 8042 (which we refer to as the “Kahn Action”), and John Mahlke et al. v. Titanium Metals Corp. et al., Case Number 8045 (all of which we refer to collectively as, the “Delaware Actions”). Purchaser and a Company officer were also named defendants in certain of the Delaware Actions. The Delaware Actions seek certification of a class of the Company’s stockholders and generally allege that, among other things, (i) each member of the Company Board (and in the Strom Action, a Company officer) breached his fiduciary duties in connection with the transactions contemplated by the Merger Agreement, and (ii) the Company, Parent and Purchaser aided and abetted the purported breaches of fiduciary duties. The Delaware Actions seek, among other relief, an injunction prohibiting the transactions contemplated by the Merger Agreement, rescission in the event such transactions are consummated, damages, and attorneys’ fees and costs. On November 21, 2012, plaintiffs in the Gaines Action and the Kahn Action both filed amended complaints, which contain allegations similar to those in the prior complaints but also allege that the Schedule 14D-9 was false and misleading. The amended complaints seek substantially the same relief as do the prior complaints but also seek, among other relief, an order (i) requiring defendants to disclose the information allegedly omitted from the Schedule 14D-9 and extending the close of the tender offer in order for that information to be fully disseminated to stockholders, and (ii) enjoining them from initiating any defensive measures that would inhibit their ability to maximize value for the Company’s stockholders.

On November 14, 2012, the Company, members of the Company Board, Parent, and Purchaser were named as defendants in a shareholder petition challenging the proposed transaction and filed in the County Court of Dallas County, Texas, captioned Kristy Jane Flynn v. Titanium Metals Corp. et al., Case Number CC-12-06855-A (which we refer to as the “Flynn Action”). On November 16, 2012, the Company, members of the Company Board, Parent, and Purchaser were named as defendants in a second shareholder petition, also challenging the proposed transaction and filed in the County Court of Dallas County, Texas, captioned Kenneth Blew v. Titanium Metals Corp. et al., Case Number CC-12-06915-B (which we refer to as the “Blew Action” and together with the Flynn Action, the “Texas Shareholder Petitions”). The Texas Shareholder Petitions include allegations substantially similar to each other that, among other things: (i) each member of the Company Board breached his fiduciary duties in connection with the transactions contemplated by the Merger Agreement, and (ii) the Company, Parent, and Purchaser aided and abetted the purported breaches of fiduciary duties by the Company

Board. The Texas Shareholder Petitions seek, among other relief, an injunction prohibiting the transactions contemplated by the Merger Agreement, rescission in the event such transactions are consummated, and attorneys’ fees and costs. On November 16, 2012, the Company, members of the Company Board, Parent, and Purchaser were named as defendants in a purported class action lawsuit brought by the Company’s stockholders challenging the proposed transaction, filed in the County Court of Dallas County, Texas and captioned Doug Gardner v. Titanium Metals Corp. et al., Case Number CC-12-06941-D (which we refer to as the “Gardner Action”). On November 19, 2012, the Company, members of the Company Board, Parent, and Purchaser were named as defendants in a second purported class action lawsuit, also brought by the Company’s stockholders challenging the proposed transaction and filed in the County Court of Dallas County, Texas, captioned Sergio Grobler v. Titanium Metals Corp. et al., Case Number CC-12-07000-E (which we refer to as the “Grobler Action” and together with the Gardner Action, the “Texas Class Actions”). The Texas Class Actions seek certification of a class of the Company’s stockholders and contain allegations substantially similar to the allegations in the Texas Shareholder Petitions and seek substantially the same relief.”

Section 16—“Certain Legal Matters; Regulatory Approvals—United States Antitrust Compliance” of the Offer to Purchase is hereby amended by deleting the second paragraph of such section in its entirety and replacing it with the following paragraph:

“Under the HSR Act, the purchase of the Shares in the Offer may not be completed until the expiration of a 15-calendar day waiting period following the filing of the HSR Form concerning the Offer by Parent with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. On November 14, 2012, Parent and the Company each filed Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of the Shares in the Offer and the Merger. In order to provide additional time for antitrust review of the Transaction, on November 21, 2012, Parent, Purchaser and the Company agreed that Parent would withdraw Parent’s previously filed Premerger Notification and Report Form and re-file such Premerger Notification and Report Form on November 29, 2012. Such withdrawal and re-filing has not resulted from any substantive review by or communication from the antitrust agencies. The fifteen (15) calendar day waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City Time, on December 14, 2012, unless earlier terminated by the FTC and the Antitrust Division or Parent, Purchaser and the Company receive a request for additional information and documentary material (which we refer to as the “Second Request”) prior to that time. Parent and Purchaser do not expect to receive a Second Request and, accordingly, expect the required waiting period to expire on December 14, 2012. If within the 15-calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten (10) calendar days following the date of Parent’s substantial compliance with the Second Request, which may be extended by agreement by the parties and the government for additional time. The FTC or the Antitrust Division may terminate the additional waiting period before its expiration. Complying with a Second Request for additional information and documentary material can take a significant period of time.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit	Exhibit Name

(a)(5)(H)	Complaint filed by William Rackliffe, on behalf of himself and all others similarly situated, on November 19, 2012, in the Court of Chancery of the State of Delaware.

(a)(5)(I)	Petition filed by Sergio Grobler on behalf of himself and all others similarly situated, on November 19, 2012, in the County Court of Dallas County, Texas.

(a)(5)(J)	Complaint filed by John Mahlke and Robert Wiggins, on behalf of themselves and all others similarly situated, on November 20, 2012, in the Court of Chancery of the State of Delaware.

(a)(5)(K)	Amended complaint filed by Alan Kahn, on behalf of himself and all others similarly situated, on November 21, 2012, in the Court of Chancery of the State of Delaware.

(a)(5)(L)	Amended complaint filed by Ira J. Gaines and Sunshine Wire and Cable Defined Pension Benefit Plan Dates 1/1/92, on behalf of themselves and all others similarly situated, on November 21, 2012, in the Court of Chancery of the State of Delaware.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ELIT ACQUISITION SUB CORP.

By:	/s/ SHAWN R. HAGEL
Name:	Shawn R. Hagel
Title:	Executive Vice President and Chief Financial Officer

Date: November 23, 2012

PRECISION CASTPARTS CORP.

By:	/s/ SHAWN R. HAGEL
Name:	Shawn R. Hagel
Title:	Executive Vice President, Chief Financial Officer and Assistant Secretary

Date: November 23, 2012

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase dated November 20, 2012.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Newspaper Advertisement as published in The New York Times on November 20, 2012.*

(a)(5)(A)	Press Release issued by Precision Castparts Corp. on November 9, 2012 (incorporated herein by reference to Exhibit 99.1 to Precision Castparts Corp.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 9, 2012).

(a)(5)(B)	Press Release issued by Precision Castparts Corp. on November 20, 2012.*

(a)(5)(C)	Complaint filed by Ira J. Gaines and Sunshine Wire and Cable Defined Pension Benefit Plan Dates 1/1/92, on behalf of themselves and all others similarly situated, on November 14, 2012, in the Court of Chancery of the State of Delaware.*

(a)(5)(D)	Petition filed by Kenneth Blew on November 16, 2012, in the County Court of Dallas County, Texas.*

(a)(5)(E)	Petition filed by Kristy Jane Flynn on November 14, 2012, in the County Court of Dallas County, Texas.*

(a)(5)(F)	Complaint filed by Edith Strom, on behalf of herself and all others similarly situated, on November 19, 2012, in the Court of Chancery of the State of Delaware.*

(a)(5)(G)	Petition filed by Doug Gardner, on behalf of himself and all others similarly situated, on November 16, 2012, in the County Court of Dallas County, Texas.*

(a)(5)(H)	Complaint filed by William Rackliffe, on behalf of himself and all others similarly situated, on November 19, 2012, in the Court of Chancery of the State of Delaware.

(a)(5)(I)	Petition filed by Sergio Grobler on behalf of himself and all others similarly situated, on November 19, 2012, in the County Court of Dallas County, Texas.

(a)(5)(J)	Complaint filed by John Mahlke and Robert Wiggins, on behalf of themselves and all others similarly situated, on November 20, 2012, in the Court of Chancery of the State of Delaware.

(a)(5)(K)	Amended complaint filed by Alan Kahn, on behalf of himself and all others similarly situated, on November 21, 2012, in the Court of Chancery of the State of Delaware.

(a)(5)(L)	Amended complaint filed by Ira J. Gaines and Sunshine Wire and Cable Defined Pension Benefit Plan Dates 1/1/92, on behalf of themselves and all others similarly situated, on November 21, 2012, in the Court of Chancery of the State of Delaware.

(b)	Commitment Letter dated November 9, 2012, by and among, among others, Precision Castparts Corp., Bank of America, N.A., Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated herein by reference to Exhibit 10.2 to Precision Castparts Corp.’s Current Report on Form 8-K with the Securities and Exchange Commission on November 15, 2012).

(d)(A)	Agreement and Plan of Merger dated November 9, 2012, by and among Precision Castparts Corp., ELIT Acquisition Sub Corp. and Titanium Metals Corporation (incorporated herein by reference to Exhibit 2.1 to Precision Castparts Corp.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 15, 2012).

Exhibit Number	Description

(d)(B)	Support Agreement dated November 9, 2012, by and among Precision Castparts Corp., ELIT Acquisition Sub Corp. and certain stockholders of Titanium Metals Corporation (incorporated herein by reference to Exhibit 10.1 to Precision Castparts Corp.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 15, 2012).

(d)(C)	401(k) Support Agreement dated November 9, 2012, by and among Precision Castparts Corp., ELIT Acquisition Sub Corp. and Contran Corporation.*

(d)(D)	The Combined Master Retirement Trust Support Letter dated November 14, 2012 (incorporated herein by reference to Exhibit 3 to Precision Castparts Corp.’s Schedule 13D filed with the Securities and Exchange Commission on November 19, 2012).

(d)(E)	Confidentiality Agreement dated October 18, 2012, by and between Precision Castparts Corp. and Titanium Metals Corporation (incorporated herein by reference to Exhibit 4 to Precision Castparts Corp.’s Schedule 13D filed with the Securities and Exchange Commission on November 19, 2012).

(d)(F)	Acknowledgement and Agreement dated November 19, 2012, by and among Precision Castparts Corp., ELIT Acquisition Sub Corp. and Titanium Metals Corporation.*

(d)(G)	Mutual Confidentiality Agreement dated October 15, 2012, by and between Precision Castparts Corp. and Contran Corporation.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.